Exhibit 10.23

November 23, 2011

Kevin Sierks

[home address]

Dear Kevin,

I am pleased to offer you the role of Vice President, Corporate Controller at Vera Bradley Designs, reporting to me. This role is an exempt position with a bi-weekly salary of $9,039.00 which equates to $235,014 annually. In addition, your annual target incentive opportunity is 45% of your annual base salary. Upon starting with the Company, you will receive a one-time award of Restricted Stock Units, valued at $117,500 on your effective start date. The Restricted Stock Units will be subject to a 3-year prorated vesting schedule, with 1/3 of the award vesting on each of the first three anniversaries of the grant date. Thereafter, your role will be eligible to participate in the discretionary LTI plan which anticipates an award level at 50% of annual base salary. The details and conditions of this award will be provided at a later date. In addition, you will be eligible to participate in our FY 2012 annual incentive program on a pro-rata basis from your start date.

In addition, to your base salary, you will receive a $100,000 sign on bonus that will be grossed up to cover tax obligations.

In the event you elect to voluntarily or involuntary with cause, terminate employment at any time prior to twelve (12) months after starting employment, you will be subject to repayment costs associated with this one-time payment.

Listed below is the information regarding our complete benefits package:

•	Paid holidays annually effective immediately

•	20 days of accrued managed time off (MTO) per calendar year. MTO provides for time away from work for any purpose.

•	Short-term disability insurance (one year waiting period)

•	Long-term disability insurance (one year waiting period)

•	Life insurance coverage equal to one times your annual salary with a minimum of $50,000; maximum of $200,000 (30 day waiting period)

•	Health/Dental insurance through Anthem. Vera Bradley pays a portion of both the employee and dependent premium after a 30 day waiting period (see premium rates outlined in the benefits summary).

•	Section 125 Flexible Spending Plan (30 days waiting period). You can create a non-taxable accounts to pay non-reimbursable medical expenses and dependent care expenses.

•	A 401(k) Profit Sharing Plan

•	Ability to purchase on account, Vera Bradley Designs’ products at discounted wholesale prices

In the event your employment is terminated by Vera Bradley (the “Company”) for any reason except for your death, your “disability” (as defined below) or for “just cause” (as defined below), you will be entitled to a severance payment equal to the sum of nine months of your annual base salary (paid in a lump sum within 30 days following your termination by the Company subject to the release requirement below) plus a pro-rata portion (based on the number of days in the fiscal year during which you were employed) of the annual cash incentive to which you would have been entitled had you satisfied the requirements for being a participant in the annual incentive plan during the year of your termination. Such annual cash incentive payment shall be paid in a lump sum at the same time such payments are made to similarly situated executives but in all events within the two and one-half month period following the year in which your termination occurs and will be calculated, for the Company performance at “target” level. You shall not be entitled to the severance set forth in this paragraph unless you execute, return and do not revoke a general release of claims in a form and manner satisfactory to the Company (the “Release”) within 30 days (or such longer period to the extent required by law) of your termination of employment provided that the Company shall provide you the Release within 35 days of your termination of employment.

For purposes of this letter, “disability” has the meaning set forth in the long-term disability policy or plan maintained by the Company for its senior executives (or if none, in the long-term disability policy or plan maintained for its employees generally) then in effect. In the absence of such a policy or plan, “disability” has the meaning given to such term under Section 409A of the Internal Revenue Code 1986, as amended (the “Code”) and the regulations and guidance promulgated thereunder.

For purposes of this letter, “just cause” shall mean, as determined by Vera Bradley’s board of directors, (i) your conviction of a crime under U.S. federal, state or local laws or any applicable foreign laws (including any pleas of nolo contendere) involving the property or affairs of Vera Bradley, (ii) your serious misconduct in connection with or affecting the business of Vera Bradley, (ii) your serious neglect or gross negligence in performing services to Vera Bradley, (iii) your failure to perform the duties of your position after Vera Bradley’s delivery to you of written notice identifying the duties not being performed by you, (iv) your violation, or your aiding and abetting any violation by another, as reasonably determined by Vera Bradley’s board of directors, of any law, order, rule or regulation pertaining to you or to Vera Bradley, or (v) your abuse of illegal drugs or other controlled substances.

This letter is intended to comply with Code Section 409A, including the exceptions for short-term deferrals, separation pay arrangements, reimbursements, and in-kind distributions, and shall be administered, construed and interpreted in accordance with such intent. Each payment under this letter or any Company benefit plan is intended to be treated as one of a series of separate payments for purposes of Code Section 409A. To the extent any reimbursements or in-kind benefit payments under this letter are subject to Code Section 409A, such reimbursements and in-kind benefit payments will be made in accordance with Treasury Regulation §1.409A-3(i)(1)(iv) (or any similar or successor provisions).

Notwithstanding anything in this letter to the contrary, to the extent you are considered a “specified employee” (as defined in Code Section 409A) and would be entitled to a payment during the six-month period beginning on the date your employment with the Company is terminated that is not otherwise excluded under Code Section 409A under the exception for short-term deferrals, separation pay arrangements, reimbursements, in-kind distributions, or any otherwise applicable exemption, the payment will not be made until earlier of the six-month anniversary of your date of termination or your death and will be accumulated and paid on the first day of the seventh month following the date of termination.

The Company may amend this letter to the minimum extend necessary to satisfy the applicable provisions of Code Section 409A. The Company does not, however, guarantee that the benefits (including the severance benefits) provided under this letter will satisfy all applicable provisions of Code Section 409A.

As a reminder, this offer is contingent upon the successful completion of your background check, employment references and pre-employment drug screen.

Kevin, we are very excited about your joining Vera Bradley Designs. We feel your experience and qualifications will be an excellent addition to our team. Please contact me should you have any questions regarding this office.

Sincerely,

Jeff Blade

Chief Financial & Administrative Officer

This letter merely memorializes our offer to you and does not constitute a written employment contract for any specific term. Your employment with Vera Bradley will be on an “at will” basis, which means that either party may end the employment relationship at any time without notice, for any reason.

/s/ Kevin J. Sierks	11/24/2011
Accepted by Kevin Sierks	Date